Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 12
DATED APRIL 29, 2013
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 12 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements). Unless otherwise defined in this Supplement No. 12, capitalized terms used herein have the same meanings as set forth in the prospectus.

SUMMARY OVERVIEW

The following updates the section of Supplement No. 11 to the prospectus captioned “Distributions,” on page S-5.

Distributions

We began paying distributions to stockholders of record during each day of December 2012. The December 2012 distributions were equal to a daily amount of $0.001639344 per share per day or approximately $0.0508 for a share that was outstanding for the entire month. A summary of the distributions declared, distributions paid and cash flows from operations for the year ended December 31, 2012 follows:

	Distributions Declared	Distributions Declared Per Share	Distributions Paid			Cash Flows From Operations	Net Offering Proceeds
Year Ended			Cash	Reinvested via DRP	Total
December 31, 2012 (1)	$13,793 (2)	$0.0508 (3)	$-	$-	$-	$(524,042)	$1,699,688 (4)

(1) We began paying distributions to stockholders of record during December 2012.
(2) Distributions declared in December 2012 were paid on January 2, 2013.
(3) Assumes that a share was issued and outstanding each day during the month of December 2012.
(4) 100% of distributions paid for the month of December 2012 were paid from the net proceeds of our “best efforts” offering.

We have also paid distributions to each stockholder of record between January 1, 2013 and March 31, 2013. The monies used to pay these distributions were funded from the net proceeds of our “best efforts” offering. We anticipate that all of the monies needed to pay our April 2013 distributions will be funded from the net proceeds of our “best efforts” offering. The distributions paid and declared are equal to a daily amount of $0.001643836 per share per day.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board. We anticipate that some or all of the monies needed to pay future distributions will be funded from the net proceeds of our “best efforts” offering until we make investments that generate sufficient cash flow from operations to fully pay distributions. See also “Risk Factors — Risks Related to Our Business — The amount and timing of distributions, if any, may vary. We may pay distributions from sources other than cash flow from operations, including the net offering proceeds of this offering.” and “— To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our “best efforts” offering, which may reduce the amount of cash we ultimately invest in assets, negatively impact the value of our stockholders’ investment and be dilutive to our stockholders.”

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The following updates the section of Supplement No. 11 to the prospectus captioned “Compensation Paid To Affiliates of IREIC,” on page S-6.

Compensation Paid To Affiliates of IREIC

Set forth below is a summary of the most significant fees and expenses that we have incurred as well as paid or reimbursed to affiliates of IREIC such as Inland Securities, our Business Manager and our Real Estate Managers and their respective affiliates, including the ancillary service providers, for year ended December 31, 2012.

	Year Ended December 31, 2012
Type of Compensation	Incurred	Paid	Unpaid

Offering Stage
Selling Commissions	$11,900	$11,900	$-
Marketing Contribution	$5,100	$5,100	$-
Due Diligence Expense Reimbursement	$-	$-	$-
Issuer Costs	$232,744	$70,732	$162,012

Operational Stage
Acquisition Expenses	$534,144	$2,123	$532,021
Business Management Fee	$-	$-	$-
Real Estate Management Fees	$2,254	$-	$2,254
Fee for Purchasing, Selling and Servicing Mortgages	$-	$-	$-
Investment Advisor Fee	$-	$-	$-
Ancillary Services Reimbursements	$45,494	$1,434	$44,060

The following section is inserted into the “Summary Overview” section of Supplement No. 11 to the prospectus, which begins on page S-2.

Report on Expenses

Our charter requires that we monitor our expenses on a trailing 12-month basis, and it states that our “total operating expenses” are deemed to be excessive if, at the end of any quarter, they exceed for the prior trailing 12-month period the greater of 2% of our “average invested assets” or 25% of our “net income,” each as defined in our charter. For the trailing 12 months ended March 31, 2013, our “total operating expenses” as a percentage of “average invested assets” and “net loss” were approximately 6.2% and -141%, respectively.

Our board of directors, including all of our independent directors, have reviewed this analysis and unanimously determined the excess to be justified, because we are in the early stages of our offering and acquiring properties. We expect our total operating expenses to fall within the parameters described above as we acquire more assets.

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RISK FACTORS

The following risk factor is inserted to the section captioned “Risk Factors — Risks Related to Our Business.” which begins on page 37 of the prospectus.

To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our “best efforts” offering, which may reduce the amount of cash we ultimately invest in assets, negatively impact the value of our stockholders’ investment and be dilutive to our stockholders.

We expect to generate little, if any, cash flow from operations until we make substantial investments. Our organizational documents permit us to make distributions from sources other than cash flow from operations. Specifically, some or all of our distributions may be paid from retained cash flow, from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of our “best efforts” offering. Accordingly, until such time as we are generating cash flow from operations sufficient to cover distributions, we may determine not to pay distributions or to pay all or a portion of our distributions from other sources. We have not established any limit on the extent to which we may use alternate sources, including borrowings or proceedings of this offering, to pay distributions. We began paying distributions to stockholders of record during December 2012, which we paid on January 2, 2013. One hundred percent (100%) of the distributions paid to stockholders for the month of December 2012 were paid from the net proceeds of our “best efforts” offering, which is dilutive to our stockholders. To the extent we make cash distributions, or a portion thereof, from sources other than cash flow from operations, we will have less capital available to invest in properties and other real estate-related assets, the book value per share may decline, and there will be no assurance that we will be able to sustain distributions at that level. Further, distributions that exceed net operating cash flow may not be sustainable. In addition, by using the net proceeds of our “best efforts” offering to fund distributions, earlier investors may benefit from the investments made with funds raised later in our “best efforts” offering, while later investors may not benefit from all of the net offering proceeds raised from earlier investors.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of April 25, 2013.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	-	200,000

Shares sold in the offering:	895,713.769	8,370,776	306,081	8,064,695

Shares sold pursuant to our distribution reinvestment plan:	2,903.991	27,588	-	27,588

Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	918,617.760	$ 8,598,364	$306,081	$ 8,292,283
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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